Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

February 11, 2022
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Annual Report on Form 10-K for the three months and year ended December 31, 2021 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mastercard Incorporated has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the three months and year ended December 31, 2021, which was filed with the Securities and Exchange Commission on February 11, 2022.

Sincerely,

/s/ Richard Verma
Richard Verma
General Counsel and Head of Global Public Policy